  Exhibit 99.1

Teleconferencing: Special Meeting of the Shareholders of Prophecy Development Corp.

Vancouver, British Columbia, March 13, 2020 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) announces that in light of the World Health Organization’s announcement of the COVID-19 outbreak as a pandemic, it shall be providing shareholders of the Company with the opportunity to participate in its special meeting of shareholders of the Company to be held on March 16, 2020 at 10:00 A.M. (Vancouver Time) via teleconferencing through the following dial in:

Dial In:
1-877-608-4575

Participant Passcode:
398-4568

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.